NEWS RELEASE

Augusta Provides Permitting Update on its Rosemont Copper Project

Denver, CO, February 23, 2012 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta”) provides an update on the U.S. Forest Service (USFS) draft Environmental Impact Statement (EIS) regarding review from the regional Environmental Protection Agency (EPA) for its Rosemont Copper project.

The San Francisco Environmental Protection Agency office is the final agency to submit comments to the USFS on the draft EIS, joining the 25,000 comments of which approximately 10,000 have been characterized as form letters or duplicates by the USFS. The EPA review was provided approximately 30 days past the official close of the public comment period, due to a request from the EPA to the USFS for additional time. The receipt of these comments now allows the USFS to complete its response to comments, and a final EIS for the Rosemont Copper project along with the Record of Decision.

“This is a standard part of what a regional EPA office does,” said Rod Pace, Rosemont Copper’s president and CEO. “It's part of the rigorous review process that leads to a robust final EIS required by the National Environmental Policy Act.”

The next steps for Rosemont Copper will be to finalize the air and aquifer protection permits by the State of Arizona, complete the Fish and Wildlife Service consultation process and develop the draft mitigation plans for species protection, mine reclamation and site closure. Much of the technical and analytical work to complete these next steps has already been completed and peer-reviewed, including hydrology studies and air modeling for the project site. The peer-review process has been on-going for more than two years.

“Our leadership has always understood that our project would receive the highest scrutiny from all local state and federal agencies,” Mr. Pace added. “We want to build a mine, using the latest technologies and highest standards for conservation and protection of air and water resources. The extensive review of the draft EIS by the EPA, as well as all of the other commenting agencies, produces the input needed by the USFS to produce the most defendable final decision documentation possible.”

In addition to the final comments on the draft EIS, the EPA is continuing its role to provide comment on the ACOE’s 404 permit application for Rosemont Copper. The EPA has submitted a 3b letter, which was issued last week, allowing the EPA to preserve their position for future discussions and negotiations as the final Section 404 permit documentation is drafted. An outline of the review/elevation process is included at the end of this press release.

The Rosemont team is committed to work with the USFS, ACOE and EPA to ensure that all questions are answered fully and successfully and that the project meets all standards addressed by the more than 300 studies and technical reports conducted over the past six years.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 29, 2011. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

US Environmental Protection Agency/Army Corps of Engineers
Review/Elevation Process - Required Steps
Clean Water Act Section 404 Permit Decision

➡ ⬇ Decision Point

EPA "May Affect" Letter
(within the Public Notice comment period)

The EPA Regional Administrator (EPA-RA) may notify the Corps District Engineer (Corps-DE) by letter if he believes the proposed project ***may*** result in substantial and unacceptable impacts to Aquatic Resources of National Importance ("ARNIs"). This is known as a 3a letter.

⬇

EPA "Will Affect" Letter
(within 25 days of the end of the Public Notice comment period)

If the issues raised in the 3a letter remain unresolved, the EPA-RA may notify the Corps by letter stating that the project ***will*** have substantial and unacceptable impacts to an ARNI. The "will affect" letter must be signed by the EPA-RA and is known as a 3b letter.

⬇

Corps Notice of Intent to Proceed
(within 5 calendar days prior to issuance of a draft permit)

The Corps-DE must notify EPA-RA if the Corps intends to issue the 404 permit contrary to EPA's 3b letter. The Corps must provide the EPA Region with a copy of the draft permit and decision document. If the Corps and permit applicant resolve the EPA concerns identified in the 3b letter, the Corps may issue the permit. ➡ **Permit Issuance**

⬇

EPA Case Elevation
(within 15 calendar days of receipt of Corps' notice of intent to proceed)

The EPA-RA must decide whether to request EPA Headquarters to seek Department of the Army level review of the Corps' permit decision, and subsequently notify the Corps of this decision. The draft permit is held in abeyance pending EPA Headquarters review.

⬇

EPA Review of Corps Decision
(within 20 calendar days of receiving EPA Regional Administrator's request for elevation)

The EPA Assistant Administrator (EPA-AA), Office of Water, must decide whether to seek higher-level review of the Corps' permit decision by the Assistant Secretary of the Army (Civil Works) (ASA).

⬇

Army Review of Permit Decision
(within 30 calendar days of EPA Assistant Administrator's request for review)

If the EPA-AA agrees with the EPA-RA and requests case elevation, the draft permit is reviewed by the Assistant Secretary of the Army (Civil Works). The ASA may either direct the Corps-DE to proceed with the permit, proceed with the permit in accordance with policy guidance specific to the case, or make a final permit decision. The ASA must notify the EPA-AA immediately of their decision. ➡ **Permit Issuance**

⬇

EPA Permit Veto Decision
(within 10 calendar days of receipt of Assistant Secretary of the Army (Civil Works) decision)

If the ASA decides to proceed with the issuance of the permit over EPA's objections, EPA must decide whether to initiate a Section 404(c) "veto" action.

⬇

This decision can be appealed by the permit applicant. EPA has taken this action only 11 times in the past 20+ years. The Corps processes 60,000 permit actions a year.

Permit Issuance

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com